UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

EXHIBITS

Exhibit Number	Description of Document

1	Financial Statements of Tele Norte Leste Participações S.A. at and for the years ended December 31, 2009 and 2008 prepared in accordance with Brazilian GAAP (Free Translation)

2	Financial Statements of Telemar Norte Leste S.A. at and for the years ended December 31, 2009 and 2008 prepared in accordance with Brazilian GAAP (Free Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/S/ FRANCISCO AURELIO SAMPAIO SANTIAGO
Name:	Francisco Aurelio Sampaio Santiago
Title:	Officer

By	/S/ JULIO CESAR PINTO
Name:	Julio Cesar Pinto
Title:	Officer